1

                                    FORM 6-K

                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,                                   May           2003
                        -----------------------------------    ----------------
Commission File Number  001-13718
                        -----------------------------------    ----------------

                              MDC CORPORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                          Form 40-F             X
                           ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No          X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                        DOCUMENT INDEX


 Document                                                                                   Page No.
    1.             News Release dated May 1, 2003  ("MDC Corporation Inc.                      4
                   announces financial results for the first quarter ended
                   March 31, 2003").
    2.             News Release dated May 15, 2003 ("Custom Direct Income Fund                 11
                   Agrees to Initial Public Offering of Units for Expected
                   Gross Proceeds of $ 110 Million - Total Gross Proceeds to
                   MDC Expected to Total $ 161.8 Million").
     3             News Release dated May 15, 2003 ("Custom Direct Income Fund                 14
                   Agrees to Initial Public Offering of Units for Expected
                   Gross Proceeds of $ 110 Million - Total Gross Proceeds to
                   MDC Expected to Total $ 161.8 Million").
    4.             News Release dated May 29, 2003  ("MDC Corporation Inc. and                 17
                   Custom Direct Income Fund Close Initial Public Offering of
                   Units for Gross Proceeds of $110 Million; Total Gross
                   Proceeds to MDC Including Credit Facilities to Total $162
                   Million; Custom Direct Enters Into Currency and Interest
                   Rate Hedge Arrangements").
    5.             News Release dated May 29, 2003 ("MDC Corporation Inc. gives                21
                   notice of its intention to redeem all of its outstanding
                   10 1/2% senior subordinated notes due 2006 on June 30, 2003").
    6.             News Release dated May 30, 2003 ("MDC announces normal                      24
                   course issuer bid").
    7.             First Quarter Report for Three Months Ended March 31, 2003.                 28

                                                                      Document 1

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

FOR:                                MDC Corporation Inc.
                                    45 Hazelton Avenue
                                    Toronto, Ontario M5R 2E3

CONTACTS:                           Miles S. Nadal
                                    Chairman, President & CEO
                                    (416) 960-9000 Ext.223

                                    Peter M. Lewis                         Walter Campbell
                                    Executive Vice-President & CFO         Senior Vice-President Finance
                                    (416) 960-9000 Ext.272                 (416) 960-9000 Ext.336


TSE Stock Symbol:                   MDZ.A
NASDAQ Stock Symbol:                MDCA
Website:                            www.mdccorp.com


            MDC CORPORATION INC. ANNOUNCES FINANCIAL RESULTS FOR THE
                       FIRST QUARTER ENDED MARCH 31, 2003


TORONTO, Ontario (May 1, 2003) - MDC Corporation Inc. ("MDC") of Toronto today announced its financial results for the first quarter ended March 31, 2003. Consolidated sales for the quarter decreased 23% to $209.8 million from the $271.3 million reported for the same quarter of the previous year. Operating income before other charges was $13.0 million, representing a decline of 56% from the $29.9 million achieved in the quarter ended March 31, 2002. Net income for the first quarter of 2003 was $1.3 million compared to $12.1 million in 2002. Fully diluted earnings per share for the quarter ended March 31, 2003 was $0.05 compared to $0.45 last year. Fully diluted cashflow per share was $0.30, a decrease of 29% over the $0.42 achieved in 2002.

The financial results for the first quarter of 2002 include the results of operations that have been disposed. Pro forma 2002 results have been compiled that exclude the results of divested operations and restructuring and other charges. Comparing first quarter 2003 to pro forma 2002, sales increased by $4.8 million or 2% from $204.9 million and operating income before other charges increased by $1.5 million or 13% from $11.5 million. On the same basis, net income improved $0.3 million from the $1.0 million generated in the previous year, and fully diluted earnings per share increased to $0.05 from $0.03.

"We are pleased with the progress we have made in improving all aspects of our financial performance in our core operations despite a difficult economic environment. In addition, the strengthening Canadian dollar negatively impacted operating income by approximately $0.9 million," said Miles S. Nadal, Chairman, President and Chief Executive Officer.

The Secure Transactions Division reported sales of $66.2 million for the first quarter, down 49% from the $131.0 million achieved in the same quarter of 2002. Operating income before other charges was $7.9 million, down from $24.3 million in the 2002 first quarter. However, excluding divested operations, sales increased by $1.6 million or 3% and operating income increased $1.9 million or 32%, primarily as a result of improvements at Custom Direct, MDC's U.S. direct-to-consumer cheque operation, and at Metaca, the Canadian card operation, partially offset by a reduction in the operating income of the stamp group.

As recently announced, revenues and operating income at Custom Direct have improved due to an increase in both the number of orders and the average order revenue with the continued migration of customers to higher value ordering channels including the telephone and Internet. During the quarter, sales increased 9.8% to US$29.0 million and operating income increased 23.9% to US$6.0 million over the same period last year. Operating income margins improved to 20.6% of sales from 18.2% a year earlier.

Ashton-Potter, our stamp operation, operated at low production levels in the first quarter of 2003, but has recently been awarded a significant long-term contract to produce definitive and commemorative postage stamp products for the United States Postal Service. The increased volumes anticipated under this contract are expected to positively impact revenues and operating profits in the latter half of the year.

For the first quarter, Maxxcom achieved sales of $143.5 million, an increase of $3.2 million from the $140.3 million recorded in the first quarter of 2002. Operating income before other charges was $5.2 million, a decrease of $0.4 million or 7% from the $5.6 million generated in the first quarter of 2002. The U.S. operations, which comprised 71% of revenues in the quarter, experienced moderate growth, which was offset by the stronger Canadian dollar and reduced revenues in Canada and the United Kingdom.

"The difficult economic environment continues to impact the advertising and communications industry, particularly in the United States," said Mr. Nadal. "However, we remain encouraged by the recent increase in business activity witnessed by the Maxxcom subsidiaries, and are confident that profitability will improve throughout the balance of the year."

"With regards to the balance sheet, we are pleased with the progress we have made to date and remain committed to improving our working capital and reducing the Corporation's indebtedness further," said Peter Lewis, Executive Vice-President and Chief Financial Officer.

MDC recommenced plans for an initial public offering of its U.S.-based cheque business, operated by Custom Direct, Inc., through Custom Direct Income Fund, with the refiling of the preliminary prospectus with the securities regulatory authorities in Canada.

 "The revenue growth and improved operating performance achieved by Custom Direct is expected to continue throughout 2003," commented Mr. Nadal. "MDC has grown Custom Direct to become the second largest direct-to-consumer cheque supplier in the U.S., and we are excited by the opportunity provided by the income fund offering to crystallize the value that has been created."

About MDC Corporation Inc. ("MDC")

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on Nasdaq National Market under the symbol MDCA.

About Maxxcom Inc. ("Maxxcom")

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2001 and subsequent SEC filings.


                                     - ### -

                              MDC CORPORATION INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FIRST QUARTER 2003 and 2002
               (Unaudited, $CDN 000's - except per share amounts)

                                                                                                   Pro forma
For the Three Months Ended March 31,                                      2003           2002          2002*
----------------------------------------------------------------- ------------- -------------- --------------
Sales                                                                 209,758         271,305        204,933
Cost of sales                                                         109,542         138,999        105,159
                                                                  ------------- -------------- --------------

Gross profit                                                          100,216         132,306         99,774
Operating expenses                                                     87,181         102,401         88,229
                                                                  ------------- -------------- --------------

Operating income before other income (charges)                         13,035          29,905         11,545
                                                                  ------------- -------------- --------------
Other income (charges)
     Restructuring, dispositions, and other charges                           -         9,544            -
     Unrealized foreign exchange loss                                         -          (280)           -
     Amortization                                                      (5,378)         (8,567)        (5,215)
     Interest, net                                                     (5,678)        (10,157)        (6,075)
                                                                  ------------- -------------- --------------

                                                                      (11,056)         (9,460)       (11,290)
                                                                  ------------- -------------- --------------
Income before income taxes and minority interest                        1,979          20,445            255

Income taxes (recovery)                                                   636           4,631           (673)
                                                                  ------------- -------------- --------------

Income before minority interest                                         1,343          15,814            928

Minority interest (recovery)                                                9           3,679            (39)
                                                                  ------------- -------------- --------------

Net income for the period                                               1,334          12,135            967
                                                                  ============= ============== ==============

Cash Flow from operations                                               7,833          11,455          3,601
                                                                  ============= ============== ==============

Earnings Per Share
   Net income
o        Basic                                                           0.05            0.69           0.03
o        Fully Diluted                                                   0.05            0.45           0.03
Cash Flow Per Share
o        Basic                                                           0.44            0.65           0.19
o        Fully Diluted                                                   0.30            0.42           0.14
Weighted average shares outstanding during the period
    Earnings per share
o        Basic                                                     16,915,341      16,915,341     16,915,341
o        Fully Diluted                                             16,951,759      27,606,645     16,921,345
   Cashflow per share
o        Basic                                                     16,915,341      16,915,341     16,915,341
o        Fully Diluted**                                           26,403,555      27,606,645     27,606,645
----------------------------------------------------------------- ------------- -------------- --------------

SEGMENTED INFORMATION - BY OPERATING DIVISION

                                                                                                   Pro forma
For the Three Months Ended March 31,                                      2003           2002           2002
----------------------------------------------------------------- ------------- -------------- --------------

Secure Transactions
Sales                                                                  66,236         130,968         64,596
Operating Income                                                        7,876          24,331          5,971

Maxxcom
Sales                                                                 143,522         140,337        140,337
Operating Income                                                        5,159           5,574          5,574
----------------------------------------------------------------- ------------- -------------- --------------

* Pro forma results exclude the impact of restructuring, dispositions, and other charges, foreign exchange, the results of divested operations and removal of interest associated with indebtedness that has been repaid.

** The Company has the option to satisfy the $50,000 of 7% Convertible Notes ("Notes") with cash or Class A Subordinated Voting Shares ("Shares") at 95% of the current share price. As a result, the fully diluted shares outstanding include 9,451,796 (2002 - 10,351,967) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.

                              MDC CORPORATION INC.
                           CONSOLIDATED BALANCE SHEETS
                                  ($CDN 000's)

------------------------------------------------------------------------ ------------------ -----------------
                                                                                     As at             As at
                                                                                 March 31,      December 31,
                                                                                      2003              2002
                                                                               (Unaudited)         (Audited)
------------------------------------------------------------------------ ------------------ -----------------

ASSETS
Current
    Cash and cash equivalents                                                      48,108             59,615
    Accounts receivable                                                           108,808            106,419
    Inventory                                                                      10,305             11,050
    Prepaid expenses and sundry                                                    12,568              9,886
                                                                         ------------------ -----------------
                                                                                  179,789            186,970

Capital and other assets                                                          121,469            126,155

Goodwill                                                                          266,707            292,861
                                                                         ------------------ -----------------

                                                                                  567,965            605,986
                                                                         ================== =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
    Accounts payable and accrued liabilities                                      154,840            168,550
    Deferred revenue                                                               23,703             17,517
    Current portion of long-term indebtedness                                       5,806              6,450
                                                                         ------------------ -----------------
                                                                                  184,349            192,517

Long-term indebtedness                                                            231,406            245,339
                                                                         ------------------ -----------------
                                                                                  415,755            437,856
                                                                         ------------------ -----------------
Minority interest                                                                  14,985             15,499
                                                                         ------------------ -----------------

Shareholders' equity
    Share capital                                                                 144,542            144,542
    Other paid-in capital                                                          38,812             38,145
    Cumulative translation adjustment                                               3,155             20,139
    Retained earnings (deficit)                                                   (49,284)           (50,195)
                                                                         ------------------ -----------------
                                                                                  137,225            152,631
                                                                         ------------------ -----------------

                                                                                  567,965            605,986
                                                                         ================== =================

                                                                      Document 2

                              FOR IMMEDIATE RELEASE

                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                    OR FOR DISSEMINATION IN THE UNITED STATES

For:              MDC Corporation Inc.
                  45 Hazelton Avenue
                  Toronto, Ontario M5R 2E3

Contacts:

MILES S. NADAL                            PETER M. LEWIS                      GRAHAM L. ROSENBERG
Chairman and                              Executive Vice-President            Executive Vice-President
Chief Executive Officer                   and Chief Financial Officer         MDC Corporation Inc.
MDC Corporation Inc.                      MDC Corporation Inc.                Tel:  (416) 960-9000, ext. 239
Tel:  (416) 960-9000 ext. 223             Tel:  (416) 960-9000 ext. 272

JOHN C. BROWNING                          BRIAN D. BRIGGS
President and Chief Executive Officer     Chief Financial Officer
Custom Direct, Inc.                       Custom Direct, Inc.
Tel:  (410) 679-3300 ext. 2202            Tel:  (410) 679-3300 ext. 2262


TSX Stock Symbol:          MDZ.A
NASDAQ Stock Symbol:       MDCA
Website:                   www.mdccorp.com

                              MDC CORPORATION INC.
                            CUSTOM DIRECT INCOME FUND

                       Custom Direct Income Fund Agrees to
  Initial Public Offering of Units for Expected Gross Proceeds of $110 Million
          Total Gross Proceeds to MDC Expected to Total $161.8 Million

                  TORONTO - May 15, 2003 - MDC Corporation Inc. of Toronto (TSX: MDZ.A; NASDAQ: MDCA) and Custom Direct Income Fund announced today that they have entered into:

          o an agreement to transfer to the Fund, indirectly, an 80% interest in Custom Direct, Inc., the second largest participant in the direct-to-consumer segment of U.S. cheque industry, and

          o an underwriting agreement relating to an initial public offering of units of the Fund expected to result in gross proceeds of $110 million (or $126.5 million assuming exercise of the underwriters' over-allotment option for 1,650,000 units).

                   Custom Direct is also entering into arrangements which will provide it with a $58.7 million (US$42.5 million) credit facility of which $51.8 million (US$37.5 million) will be drawn on closing under the term loan portion of the facility and $6.9 million (US$5 million) will be a revolving facility that will be undrawn at closing.

                   The gross proceeds of the offering and the term loan portion of the credit facility (before commissions, fees and expenses) will total $161.8 million (or $178.3 million assuming exercise of the underwriters' over-allotment option) and will be paid (net of commissions, fees and expenses) to MDC, directly and through a subsidiary, for the 80% interest in Custom Direct. The Fund is filing a final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the offering. After the offering, prior to the exercise of the underwriters' over-allotment option, MDC will own 29.6% of the Fund (or 4,613,804 units) and a 20% subordinated interest in the business (which it has agreed not to sell until after December 31, 2003) for a fully diluted interest in the Fund of 43.6%.

                   The offering is being underwritten by a syndicate led by CIBC World Markets Inc. and TD Securities Inc., which includes Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Griffiths McBurney & Partners. Closing of the offering is expected to occur on May 29, 2003.

                   "We are pleased with the success of the offering, which has more than met our expectations. Our ability to crystalize significant value from this investment is consistent with our previously announced plan of selling our non-core businesses in order to repay our existing debt and increase our liquidity," said Miles Nadal, Chairman and Chief Executive Officer of MDC.

                   "We are excited about our future prospects and the flexibility the offering provides us to focus our resources on MDC's core businesses," added Nadal.

About Custom Direct

                  Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry with sales and EBITDA for the year ending December 31, 2002 of approximately US$103 million and US$20 million respectively.

About MDC Corporation Inc.

                  MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

                                                                      Document 3

                              FOR IMMEDIATE RELEASE


For:              MDC Corporation Inc.
                  45 Hazelton Avenue
                  Toronto, Ontario M5R 2E3

Contacts:

MILES S. NADAL                            PETER M. LEWIS                      GRAHAM L. ROSENBERG
Chairman and                              Executive Vice-President            Executive Vice-President
Chief Executive Officer                   and Chief Financial Officer         MDC Corporation Inc.
MDC Corporation Inc.                      MDC Corporation Inc.                Tel:  (416) 960-9000, ext. 239
Tel:  (416) 960-9000 ext. 223             Tel:  (416) 960-9000 ext. 272

JOHN C. BROWNING                          BRIAN D. BRIGGS
President and Chief Executive Officer     Chief Financial Officer
Custom Direct, Inc.                       Custom Direct, Inc.
Tel:  (410) 679-3300 ext. 2202            Tel:  (410) 679-3300 ext. 2262


TSX Stock Symbol:          MDZ.A
NASDAQ Stock Symbol:       MDCA
Website:                   www.mdccorp.com

                              MDC CORPORATION INC.
                            CUSTOM DIRECT INCOME FUND

                       Custom Direct Income Fund Agrees to
  Initial Public Offering of Units for Expected Gross Proceeds of $110 Million
          Total Gross Proceeds to MDC Expected to Total $161.8 Million

                   TORONTO - May 15, 2003 - MDC Corporation Inc. of Toronto (TSX: MDZ.A; NASDAQ: MDCA) and Custom Direct Income Fund announced today that they have entered into:

               o an agreement to transfer to the Fund, indirectly, an 80% interest in Custom Direct, Inc., the second largest participant in the direct-to-consumer segment of U.S. cheque industry, and

               o an underwriting agreement relating to an initial public offering of units of the Fund expected to result in gross proceeds of $110 million (or $126.5 million assuming exercise of the underwriters' over-allotment option for 1,650,000 units).

                   Custom Direct is also entering into arrangements which will provide it with a $58.7 million (US$42.5 million) credit facility of which $51.8 million (US$37.5 million) will be drawn on closing under the term loan portion of the facility and $6.9 million (US$5 million) will be a revolving facility that will be undrawn at closing.

                   The gross proceeds of the offering and the term loan portion of the credit facility (before commissions, fees and expenses) will total $161.8 million (or $178.3 million assuming exercise of the underwriters' over-allotment option) and will be paid (net of commissions, fees and expenses) to MDC, directly and through a subsidiary, for the 80% interest in Custom Direct. The Fund is filing a final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the offering. After the offering, prior to the exercise of the underwriters' over-allotment option, MDC will own 29.6% of the Fund (or 4,613,804 units) and a 20% subordinated interest in the business (which it has agreed not to sell until after December 31, 2003) for a fully diluted interest in the Fund of 43.6%.

                   The Fund units have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

                   "We are pleased with the success of the offering, which has more than met our expectations. Our ability to crystalize significant value from this investment is consistent with our previously announced plan of selling our non-core businesses in order to repay our existing debt and increase our liquidity," said Miles Nadal, Chairman and Chief Executive Officer of MDC.

                   "We are excited about our future prospects and the flexibility the offering provides us to focus our resources on MDC's core businesses," added Nadal.

About Custom Direct

                  Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry with sales and EBITDA for the year ending December 31, 2002 of approximately US$103 million and US$20 million respectively.

About MDC Corporation Inc.

                  MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

                                                                      Document 4

                              FOR IMMEDIATE RELEASE


For:              MDC Corporation Inc.
                  45 Hazelton Avenue
                  Toronto, Ontario M5R 2E3

Contacts:

MILES S. NADAL                            PETER M. LEWIS                      GRAHAM L. ROSENBERG
Chairman, President and                   Executive Vice-President            Executive Vice-President
Chief Executive Officer                   and Chief Financial Officer         MDC Corporation Inc.
MDC Corporation Inc.                      MDC Corporation Inc.                Tel:  (416) 960-9000 ext. 239
Tel:  (416) 960-9000 ext. 223             Tel:  (416) 960-9000 ext. 272

TSX Stock Symbol:          MDZ.A
NASDAQ Stock Symbol:       MDCA
Website:                   www.mdccorp.com


- and -

For:              Custom Direct Income Fund
                  79 Wellington Street West
                  Suite 3000, TD Centre
                  Maritime Life Tower
                  Toronto, Ontario  M5K 1N2

Contacts:

JOHN C. BROWNING                                 BRIAN D. BRIGGS
President and Chief Executive Officer            Chief Financial Officer
Custom Direct, Inc.                              Custom Direct, Inc.
Tel:  (410) 679-3300 ext. 2202                   Tel:  (410) 679-3300 ext. 2262

TSX Stock Symbol:             CDI.UN
Website:                      www.cdifund.com



                              MDC CORPORATION INC.
                            CUSTOM DIRECT INCOME FUND

            MDC Corporation Inc. and Custom Direct Income Fund Close Initial Public Offering of Units for Gross Proceeds of $110 Million

  Total Gross Proceeds to MDC Including Credit Facilities to Total $162 Million

     Custom Direct Enters Into Currency and Interest Rate Hedge Arrangements

                  TORONTO - May 29, 2003 - MDC Corporation Inc. ("MDC") and Custom Direct Income Fund (the "Fund") announced today that they closed:

               o the transfer to the Fund, indirectly, of an 80% interest in Custom Direct, Inc., ("Custom Direct") the second largest participant in the direct-to-consumer segment of the U.S. cheque industry, and

               o an initial public offering of units of the Fund resulting in gross proceeds of $110 million.

                   Custom Direct has completed arrangements which provide it with a $58.9 million (US$42.5 million) credit facility of which $52 million (US$37.5 million) has been drawn under the term loan portion of the facility and $6.9 million (US$5 million) is available under a revolving facility which is undrawn.

                   The gross proceeds of the offering and the term loan portion of the credit facility (before commissions, fees and expenses) have totalled $162 million and have been paid (net of commissions, fees and expenses) to MDC, directly and through a subsidiary, for the 80% interest in Custom Direct. The underwriters have been granted an over-allotment option for 1,650,000 units, which if fully exercised, would result in additional gross proceeds to MDC of $16.5 million and occur no later than June 27, 2003.

                   MDC owns 29.6% of the Fund (or 4,613,804 units) and a 20% subordinated interest in the business (which it has agreed not to sell until after December 31, 2003) for a fully diluted interest in the Fund of 43.6% (35.2% if the underwriters' over-allotment option is fully exercised).

                   "We are very pleased with the success of the offering, which has more than met our expectations. Our ability to crystalize significant value from this investment is consistent with our previously announced plan of selling our non-core businesses in order to repay our existing debt and increase our liquidity," said Miles S. Nadal, Chairman, President and Chief Executive Officer of MDC.

                   "We are excited about our future prospects and the flexibility the offering provides us to focus our resources on MDC's core businesses," added Nadal.

                   Commensurate with the closing, Custom Direct entered into certain currency and interest rate hedge arrangements. Under the terms of the currency hedge arrangement, Custom Direct will be able to exchange US dollars for Canadian dollars at a fixed rate of 1.412, a favourable rate to the one used in the Fund's prospectus of 1.394. Custom Direct has also fixed the interest rate on the term portion of its credit facility at 5%, the rate used in the prospectus.

                   "These arrangements will ensure that for the next 3 years, the Fund's ability to meet its target distributions to unitholders will not be affected by currency and interest rate fluctuations. These arrangements will allow management to focus its attention on day to day operations and on delivering expected business performance," said John Browning, President and CEO of Custom Direct.

                   The offering has been underwritten by a syndicate led by CIBC World Markets Inc. and TD Securities Inc., which includes Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Griffiths McBurney & Partners.

                   The Fund units have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Custom Direct

                  Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry with sales and EBITDA for the year ending December 31, 2002 of approximately US$103 million and US$20 million respectively.

About MDC Corporation Inc.

                  MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom Inc., and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

About Maxxcom Inc.

                   Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom Shares are traded on the Toronto Stock Exchange under the symbol MXX.

                                                                      Document 5

                              FOR IMMEDIATE RELEASE


FOR:                       MDC Corporation Inc.
                           45 Hazelton Avenue
                           Toronto, Ontario
                           M5R 2E3

CONTACTS:                  Miles S. Nadal                                       Graham L. Rosenberg
                           Chairman, President & CEO                            Executive Vice President
                           (416) 960-9000 ext. 223                              (416) 960-9000 ext. 239

                           Peter M. Lewis
                           Executive Vice President & CFO
                           (416) 960-9000 ext. 272

TSX Stock Symbol:                   MDZ.A
NASDAQ Stock Symbol:                MDCA
Website:                            www.mdccorp.com



                              MDC CORPORATION INC.
               GIVES NOTICE OF ITS INTENTION TO REDEEM ALL OF ITS
                  OUTSTANDING 10 1/2% SENIOR SUBORDINATED NOTES
                            DUE 2006 ON JUNE 30, 2003


                  TORONTO, May 29, 2003 - MDC Corporation Inc. ("MDC") today announced that it will redeem all of its US$86.4 million ($119.8 million) outstanding 10 1/2% Senior Subordinated Notes due December 1, 2006 (the "Notes"). The aggregate redemption price for each US$1,000 principal amount of Notes shall be US$1,035, for an aggregate redemption price of US$89.5 million ($124.1 million), plus accrued and unpaid interest to but excluding the date of redemption. The redemption will take place on June 30, 2003.

                  Earlier today, MDC announced that it closed the Custom Direct Income Fund for total gross proceeds of $162 million, which have been paid to MDC (net of commissions, fees and expenses). MDC intends to use US$89.5 million ($124.1 million) of such net proceeds to consummate the redemption of its Notes.

                   The Trustee under the Indenture governing the Notes, The Bank of Nova Scotia Trust Company of New York, will act as the Paying Agent.

                   "This is the culmination of the restructuring effort that we commenced 18 months ago. We are thrilled with the results of our efforts and our current liquidity and financial strength," said Miles S. Nadal, Chairman, President and Chief Executive Officer of MDC


About MDC Corporation Inc.

                   MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom Inc., and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

About Maxxcom Inc.

                   Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom Shares are traded on the Toronto Stock Exchange under the symbol MXX.

                                                                      Document 6

                              FOR IMMEDIATE RELEASE


For:              MDC Corporation Inc.
                  45 Hazelton Avenue
                  Toronto, Ontario M5R 2E3

Contacts:

MILES S. NADAL                            PETER M. LEWIS                      WALTER CAMPBELL
Chairman, President and                   Executive Vice-President            Senior Vice President, Finance
Chief Executive Officer                   and Chief Financial Officer         (416) 960-9000 ext. 336
MDC Corporation Inc.                      MDC Corporation Inc.
Tel:  (416) 960-9000 ext. 223             Tel:  (416) 960-9000 ext. 272

TSX Stock Symbol:          MDZ.A
NASDAQ Stock Symbol:       MDCA
Website:                   www.mdccorp.com



                     MDC ANNOUNCES NORMAL COURSE ISSUER BID

May 30, 2003, TORONTO, Ontario: MDC Corporation Inc. ("MDC") of Toronto announced today that The Toronto Stock Exchange (the "Exchange") has accepted a notice filed by MDC of its intention to make a normal course issuer bid.

The notice provides that MDC may, during the 12 month period commencing June 3, 2003 and ending June 2, 2004 purchase for cancellation up to a total of 1,269,889 Class A subordinate voting shares being approximately 10% of the public float of 12,698,895 Class A subordinate voting shares. The price which MDC will pay for any such shares will be the market price at the time of acquisition. The actual number of Class A subordinate voting shares which may be purchased and the timing of any such purchases will be determined by management of MDC. There are approximately 16,464,871 Class A Subordinate Voting Shares and 450,470 Class B multiple voting shares outstanding.

MDC has not purchased any of its Class A subordinate voting shares within the twelve months preceding the date of the notice.

About MDC Corporation Inc.

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.

About Maxxcom Inc. ("Maxxcom")

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX

                                                                      Document 7

                                      MDC
                               CORPORATION, INC.

                             First Quarter Report

                       Three months ended March 31, 2003

         Financial Highlights

Consolidated Financial Summary
(in thousands of Canadian dollars, except per share amounts) (unaudited)

For the three months ended March 31,                                       2003            2002    % Change
----------------------------------------------------------------- -------------- --------------- -------------

Sales                                                                   209,758         271,305          - 23
Operating income                                                         13,035          29,905          - 56
Cash flow from operations                                                 7,833          11,455          - 32
Net income for the period                                                 1,334          12,135          - 89
Earnings per share
   Net income
      Basic                                                                0.05            0.69          - 93
      Fully diluted                                                        0.05            0.45          - 89
Cash flow per share
   Basic                                                                   0.44            0.65          - 32
   Fully diluted                                                           0.30            0.42          - 29
Weighted average number of shares outstanding
   Earnings per share
      Basic                                                          16,915,341      16,915,341             0
      Fully diluted                                                  16,951,759      27,606,645          - 39
   Cash flow per share
      Basic                                                          16,915,341      16,915,341             0
      Fully diluted                                                  26,403,555      27,606,645          -  4
                                                                  -------------- --------------- -------------

         Management's Discussion & Analysis

The following discussion focuses on the operating performance of MDC Corporation Inc. (the "Company") for the three-month period ended March 31, 2003 and 2002, and the financial condition as at March 31, 2003. This analysis should be read in conjunction with the consolidated interim financial statements presented in this interim report and the annual audited consolidated financial statements and Management Discussion and Analysis presented in the Annual Report to Shareholders for the year ended December 31, 2002. All amounts are in Canadian dollars unless otherwise stated.

Overview
The impact of the significant changes that have been made throughout the MDC organization since the third quarter of 2001 is reflected in the first quarter results of 2003. Management has worked diligently to focus resources on the Company's core businesses, and also capitalize on market opportunities to dispose of assets and reduce indebtedness. The remaining operations of the Company reported improved performance in comparison with the 2002 first quarter, and it is anticipated that these businesses will continue to generate sustainable, profitable revenue growth.

Three Months Ended March 31, 2003 Compared with the Three Months Ended March 31, 2002

Sales
Consolidated sales for the three months ended March 31, 2003 were $209.8 million, representing a decrease of $61.5 million or 23% from the same period of the previous year. However, on a more comparable basis, after removing from the 2002 results the revenues of operations disposed of by the Secure Transactions Division, sales increased by $4.8 million or 2% over the $204.9 million achieved for the first quarter of 2002.

The Secure Transactions Division reported quarterly sales of $66.2 million compared to $131.0 million for the 2002 first quarter. Sales of the remaining operations for the first quarter of 2003 increased by $1.6 million or 3% from the first quarter last year. Custom Direct, MDC's U.S. cheque operation, the Canadian card operation of Metaca, and Mercury, the Canadian ticketing business, all contributed to the revenue growth, partially offset by a decline in sales from the North American stamp operation.

Maxxcom sales for the quarter ended March 31, 2003 totaled $143.5 million, an increase of $3.2 million or 2% over the $140.3 million reported for the same year-earlier period.

Gross Profit
Gross profit of $100.2 million for the quarter decreased by $32.1 million or 24% from the first quarter of 2002 due primarily to the 2002 dispositions. Gross profit of the operations that remain improved by $0.4 million from $99.8 million in the prior year. The gross margin percentage, at 47.8%, declined 1 % from 48.8% for the first quarter last year.

$37.9 million of the gross profit is attributable to the Secure Transactions Division. The decrease of $31.3 million compared to the first quarter of 2002 was primarily due to the disposal of the Canadian cheque operation. The gross profit of the remaining operations of



                                                             MDC 2003 Q1 Report
the Secure Transactions Division improved $1.2 million over last year and gross margin improved from 56.8% of sales in 2002 to 57.3% of sales in 2003.

Maxxcom's gross profit was $62.3 million, representing a decrease of $0.8 million or 1% from the prior-year first quarter. Gross margin declined from 44.9% to 43.4%.

Operating Expenses
Consolidated operating expenses of $87.2 million were 15% or $15.2 million lower than the $102.4 million of the first quarter last year. Operating costs of both the Secure Transactions Division and Maxxcom decreased, by $14.8 million and $0.4 million, respectively.

After adjusting for the effect of disposed operations, the operating expenses incurred by the Secure Transactions Division in the first quarter of this year decreased by $0.6 million to $30.1 million from $30.7 million in the first quarter of 2002. Similarly, operating expenses as a percentage of sales improved to 45.4% in 2003 from 47.6% in 2002 reflecting the efforts made over the past year to reduce costs.

At Maxxcom, operating expenses of $57.1 million for the quarter were 1% lower compared to the $57.5 million for the same quarter last year. Maxxcom has significantly reduced the infrastructure of its organization since the third quarter of 2001 in response to reduced revenue levels, and as a result, operating expenses, expressed as a percentage of sales, continued to decrease, at 39.8% in 2003 versus 41.0% in 2002.

Operating Income before Other Income (Charges)
For the first quarter of 2003, operating income before other charges of $13.0 million decreased $16.9 million or 56% from the $29.9 million generated last year. Excluding divested operations, operating income improved $1.5 million compared to Q1 2002 and improved to 6.2% of sales in 2003 from 5.6% of sales in 2002.

The Secure Transactions Division reported operating income before other charges of $7.9 million, an increase of $1.9 million over the prior-year first quarter excluding the operating income from disposed operations. Improvements in operating income were generated from the U.S. cheque and Canadian card operations, partially offset by declines in the North American stamp operations. On the same basis, operating income as a percentage of sales increased from 9.2% last year to 11.9% this quarter.

There was a $0.4 million decline in the operating income before other charges of Maxxcom at $5.2 million for the quarter ended March 31, 2003 compared to $5.6 million in 2002, primarily the result of foreign exchange due to a strengthening Canadian dollar and reduced operating income from Canadian operations. Operating margins were 3.6% of sales in this quarter versus 4.0% of sales in the first quarter of last year.

Net Gain on Asset Dispositions and Other Charges
The net gain on asset dispositions and other charges for the first quarter of 2002 was $9.5 million and primarily related to the disposition of a 4.54% interest in the Canadian


2
MDC 2003 Q1 Report
cheque operations of Davis + Henderson through the exercise of the over-allotment option by the underwriters, net of provisions on non-core assets. There were no gains or charges in the first quarter this year.

Unrealized Foreign Exchange Loss
MDC recorded an unrealized foreign exchange loss of $0.3 million in the first quarter of 2002 related to its U.S. dollar denominated 10.5% Senior Subordinated Notes ("Notes"). Effective July 1, 2002, management designated the Notes as a hedge against the foreign exchange exposure of the U.S. Secure Transactions operations. The hedge was applied on a prospective basis from the effective date whereby any foreign exchange translation adjustment of the Notes will reduce offsetting foreign exchange translation adjustment of the U.S. operations which is reflected in the cumulative translation account within shareholders' equity.

Amortization
Consolidated amortization expense was $5.4 million this quarter, and decreased $3.2 million from the quarter ended March 31, 2002 as a result of the lower level of capital assets associated with the Secure Transactions Division, offset partially by a slight increase in amortization at Maxxcom related to capital and other asset expenditures since last year.

Interest, Net
Interest expense on a consolidated basis totaled $5.7 million for the quarter, down $4.5 million or 44% compared to the same period of 2002 due primarily to the significantly reduced level of long-term indebtedness outstanding during the period.

Income before Income Taxes and Minority Interest
The income before income taxes and minority interest was $2.0 million in the quarter ended March 31, 2003, compared to $20.4 million last year. The decrease can be attributed to the divestitures made over the last year partially offset by an improvement from operations that remain.

Income Tax Expense
Income tax expense was $0.6 million in the first quarter of the year, compared with $4.6 million last year. Income taxes were 32.1 % of income before income taxes and minority interest in the 2003 first quarter versus 22.7% in 2002. The increase in the tax rate was primarily the result of the divestitures that have been completed.

Minority Interest
Minority interest expense represents the minority interest share of the net income (losses) of Maxxcom and Metaca, and in 2002, also included the minority interest share of the net earnings of Davis + Henderson, Limited Partnership. An expense of $3.7 million was recorded for the first quarter of 2002; however, a nominal charge was incurred for the quarter ended March 31, 2003 due to the disposition of our remaining ownership interest in the Canadian cheque operations in the second quarter of last year.


                                                                              3
                                                             MDC 2003 Q1 Report

Net Income for the Period
Net income for the first quarter of 2003 was $1.3 million, compared to $12.1 million in 2002. Adjusting for the impact of restructuring, dispositions and other charges; foreign exchange; the results of divested operations and the removal of interest associated with indebtedness that has been repaid, net income improved $0.4 million or 38% on a quarter-over-quarter basis from 2002.

Liquidity and Capital Resources
Working Capital
Working capital remained negative at the end of the first quarter at $4.6 million, $0.9 million or 16% improved from the negative $5.5 million in working capital at December 31, 2002. The improvement was due to an increase in the working capital of Maxxcom. During the quarter on a consolidated basis, accounts receivable increased by $2.4 million and inventory and prepaid expenses increased by $1.9 million. Accounts payable and accrued liabilities decreased by $13.7 million, partially offset by a $6.2 million increase in deferred revenue.

The Company has a senior credit facility of up to US$40 million, of which US$25 million is committed, and Maxxcom has an additional facility of $60 million. At March 31, 2003, the Company, including Maxxcom, had utilized approximately $34 million under these credit facilities in the form of drawings and letters of credit. Cash and undrawn available bank credit facilities to support the Company's future cash requirements, as at March 31, 2003, were approximately $115 million.

Long-term Indebtedness
At March 31, 2003, long-term indebtedness (including the current portion of long-term indebtedness) was $237.2 million, a reduction of $14.6 million compared to the $251.8 million outstanding at December 31, 2002. During the quarter, $3.5 million of long-term indebtedness was repaid. The remainder of the decrease is due to the effect on the U.S. dollar denominated debt of a strengthening in the Canadian to U.S. dollar exchange rate net of $0.2 million in proceeds related to new indebtedness.

Deferred Acquisition Consideration
Acquisitions of businesses by the Company typically include commitments to contingent deferred purchase obligations and often rights to require the Company to acquire the remaining ownership interests held by subsidiary shareholders. Deferred purchase price obligations are generally payable annually over a three-year period following the acquisition date and are payable based on achievement of certain thresholds of future earnings and, in certain cases, also based on the rate of growth of those earnings. At March 31, 2003, approximately $33.1 million of deferred purchase price obligations related to prior-year acquisitions is reflected in accounts payable and accrued liabilities on the Company's balance sheet. A portion of this obligation, approximately $6 million, is expected to be settled through the issuance of Maxxcom's common shares to the applicable vendor. The cash portion of this obligation is expected to be funded during 2003 and 2004 through the use of operating


4
MDC 2003 Q1 Report
funds, bank borrowings or the proceeds of an equity offering and/or debt refinancing, although there can be no certainty that the Company will be able to access sources of capital in advance of or concurrently with such obligations becoming due.

Due to the Company's acquisition hiatus, and based on various assumptions as to future operating results of the existing relevant entities, it is estimated that approximately $3.0 million of further additional deferred purchase obligations would be earned during 2003 or thereafter.

The actual amounts that the Company will pay may be different from these estimates, and these differences may be material.

Put Rights of Subsidiaries' Minority Shareholders
Owners of interests in certain of Maxxcom's subsidiaries have the right in certain circumstances to require Maxxcom to acquire the remaining ownership interests held by them. The owners' ability to exercise these rights is subject to the satisfaction of certain conditions, such as the provision of a period of notice in advance of exercising such right or the installation of successor management in the subsidiary, and in some cases is related to the employment status of the holder of the right. In addition, these rights cannot be exercised prior to specified staggered exercise dates. The exercise of these rights at their earliest contractual date would result in obligations of Maxxcom to fund the related amounts during the period 2003 to 2009. Except as described below, it is not determinable, at this time, if or when the owners of these rights will exercise all or a portion of these rights.

The amount payable by Maxxcom in the event such rights are exercised is dependent on various valuation formulas and on future events, such as the average earnings of the relevant subsidiary through that date of exercise, the growth rate of the earnings of the relevant subsidiary during that period, and, in most cases, the currency exchange rate at the date of payment.

Management estimates, assuming that the subsidiaries perform over the relevant future periods at their 2002 earnings levels, that these rights, if all exercised, could require Maxxcom, in future periods, to pay an aggregate of approximately $71 million to the owners of such rights to acquire the remaining ownership interests in the relevant subsidiaries. Of this amount, Maxxcom is entitled, at its option, to fund approximately $8 million by the issuance of Maxxcom common shares.

The ultimate amount payable in the future relating to these transactions will vary because it is dependent on the future results of operations of the subject businesses and the timing of when these rights are exercised. The actual amounts Maxxcom pays will be different from these estimates and these differences could be material.

If these rights were exercised in aggregate, Maxxcom would acquire incremental ownership interests in the relevant subsidiaries entitling Maxxcom to additional annual operating income before other charges estimated to be, using the same earnings basis used to determine the aggregate purchase price noted above, approximately $11 million. The actual amounts Maxxcom acquires will be different from this estimate and these differences could be material.


                                                                              5
                                                             MDC 2003 Q1 Report

Maxxcom expects to fund these obligations, if and when they become due, through the issuance of Maxxcom common shares to the interest holders pursuant to existing contractual rights described above, and through the use of cash derived from operations, bank borrowings, and equity and/or debt offerings. There can be no certainty that Maxxcom will be able, to the extent required, to access sources of capital in advance of or concurrently with such obligations becoming due.

Of the estimated aggregate amount, approximately $5 million relates to rights exercisable in 2003 associated with three subsidiaries. Shareholders of two subsidiaries have given one year advance notice of their intent to exercise their rights to require Maxxcom to purchase one-third of their total respective interests in the related subsidiaries. It is estimated that these obligations will be approximately $3.6 million. Should these two shareholders ultimately exercise the right as indicated, Maxxcom will be required to fund these obligations in the fourth quarter of 2003. The actual amounts that Maxxcom will pay will be different from these estimates, and these differences may be material. Maxxcom expects to fund the acquisition of these interests, if and when they become due, through the use of cash derived from operations and bank borrowings. Accordingly, the acquisition of these equity interests will not be recorded in the Company's financial statements until ownership is transferred.

Cash Flow from Operations
Cash flow from operations, before changes in non-cash working capital, was $7.8 million for the quarter, a decrease of $3.6 million from the cash flow generated in the same quarter of 2002, reflective of the impact of lower revenues and operating income before other charges combined with the payment of $0.5 million of previously accrued restructuring charges.

Cash flows used in investing activities were $6.2 million for the quarter compared to cash flows arising from investing activities of $7.4 million in the first quarter of 2002. In 2002, net proceeds from the exercise of the over-allotment option by the underwriters of the Davis + Henderson, Limited Partnership, net of Earnouts paid, amounted to $13.5 million. During the first quarter of 2003, Maxxcom paid approximately $1.3 million of the Earnout obligation accrued at December 31, 2002. Capital and other asset expenditures in the first quarter were $1.6 million lower than the first quarter of the prior year.

During the quarter, cash flows used in financing activities amounted to $3.2 million, primarily the result of the repayment of $3.5 million of loans, including the repayment of $2.4 million by Maxxcom, partially offset by $0.2 million of new capital leases of the Secure Transactions Division.


6
MDC 2003 Q1 Report

Outlook
MDC remains committed to managing each of its businesses effectively and will continue to explore opportunities to improve the balance sheet and realize value for its shareholders.

The recent increase in business activity witnessed by the Maxxcom subsidiaries is encouraging. Management's strategy of emphasizing new business development while maintaining a cost-effective structure is anticipated to improve operating performance throughout the balance of the year.

The Secure Transactions Division is expected to continue to experience moderate growth from Metaca, the Canadian card operation, and from Mercury, the North American ticketing business. Ashton-Potter, our stamp operation, operated at low production levels in the first quarter of 2003, but has recently been awarded a significant long-term contract to produce definitive and commemorative postage stamp products for the United States Postal Service. The increased volumes anticipated under this contract are expected to positively impact revenues and operating profits in the latter half of the year.

At Custom Direct, the Company's U.S.-based direct-to-consumer cheque operation, it is anticipated that revenues and operating income will continue to improve with increased activity from call centers and the Internet, which typically produce higher average order values than the traditional order channels. Production efficiencies will be further improved in the third quarter of this year as the production of the Artistic brand is internalized following the termination of a third party supply contract.

MDC recommenced plans for an initial public offering of its U.S.-based cheque business, operated by Custom Direct, Inc., through Custom Direct Income Fund, with the refiling of the preliminary prospectus with the securities regulatory authorities in Canada.

Risks and Uncertainties
There are risks and uncertainties associated with MDC Corporation Inc.'s businesses and the economic environments in which those businesses operate. These risks and uncertainties are discussed in detail in the Company's Annual Report to Shareholders for the year ended December 31, 2002.


                                                                              7
                                                             MDC 2003 Q1 Report

         Consolidated Interim Financial Statements

Consolidated Interim Balance Sheets
(in thousands of Canadian dollars)

As at                                                                     March 31, 2003   December 31, 2002
-------------------------------------------------------------------- -------------------- -------------------
                                                                           (unaudited)         (audited)
Assets
Current
   Cash and cash equivalents                                         $       48,108       $       59,615
   Accounts receivable                                                      108,808              106,419
   Inventory                                                                 10,305               11,050
   Prepaid expenses and sundry                                               12,568                9,886
                                                                     -------------------- -------------------
                                                                            179,789              186,970
Capital and other assets                                                    121,469              126,155
Goodwill                                                                    266,707              292,861
                                                                     -------------------- -------------------
                                                                     $      567,965       $      605,986
                                                                     ==================== ===================
Liabilities and Shareholders' Equity
Current
   Accounts payable and accrued liabilities                          $      154,840       $      168,550
   Deferred revenue                                                          23,703               17,517
   Current portion of long-term indebtedness                                  5,806                6,450
                                                                     -------------------- -------------------
                                                                            184,349              192,517
Long-term indebtedness                                                      231,406              245,339
                                                                     -------------------- -------------------
                                                                            415,755              437,856
                                                                     -------------------- -------------------
Minority interest                                                            14,985               15,499
                                                                     -------------------- -------------------
Shareholders' equity
   Share capital (Note 4)                                                   144,542              144,542
   Other paid in-capital                                                     38,812               38,145
   Cumulative translation adjustment                                          3,155               20,139
   Retained earnings (deficit)                                              (49,284)             (50,195)
                                                                     -------------------- -------------------
                                                                            137,225              152,631
                                                                     -------------------- -------------------
                                                                     $      567,965       $      605,986
                                                                     ==================== ===================


The accompanying notes are an integral part of these financial statements.


8
MDC 2003 Q1 Report

Consolidated Interim Statement of Retained Earnings (Deficit)
(in thousands of Canadian dollars) (unaudited)

For the three months ended March 31,                                                 2003               2002
---------------------------------------------------------------------- ------------------- ------------------
Retained earnings (deficit), beginning of period
   as previously reported
                                                                       $         (50,195)  $        (97,463)
Impact of transitional goodwill impairment charge                                      --           (99,513)
                                                                       ------------------- ------------------
Opening retained earnings (deficit), as restated                                 (50,195)          (196,976)
Net income for the period                                                           1,334             12,135
                                                                       ------------------- ------------------
                                                                                 (48,861)          (184,841)
Allocation to other paid-in capital, net of income
   tax recovery of $244 (2001 - $241)
                                                                                    (423)              (383)
                                                                       ------------------- ------------------
Retained earnings (deficit), end of period                             $         (49,284)  $       (185,224)
                                                                       =================== ==================

The accompanying notes are an integral part of these financial statements.

                                                                               9
                                                              MDC 2003 Q1 Report


Consolidated Interim Statement of Operations
(in thousands of Canadian dollars, except per share amounts) (unaudited)

For the three months ended March 31,                                                2003                2002
-------------------------------------------------------------------- -------------------- -------------------

Sales                                                                $          209,758   $          271,305
Cost of sales                                                                    109,542             138,999
                                                                     -------------------- -------------------
Gross profit                                                                     100,216             132,306
Operating expenses                                                                87,181             102,401
                                                                     -------------------- -------------------
Operating income before other income (charges)                                    13,035              29,905
                                                                     -------------------- -------------------
Other income (charges)
   Net gain on asset dispositions and other charges                                   --               9,544
   Unrealized foreign exchange loss                                                   --               (280)
   Amortization                                                                  (5,378)             (8,567)
   Interest, net                                                                 (5,678)            (10,157)
                                                                     -------------------- -------------------
                                                                                (11,056)             (9,460)
                                                                     -------------------- -------------------
Income before income taxes and minority interest                                   1,979              20,445
Income taxes                                                                         636               4,631
                                                                     -------------------- -------------------
Income before minority interest                                                    1,343              15,814
Minority interest                                                                      9               3,679
                                                                     -------------------- -------------------
Net income for the period                                            $            1,334   $           12,135
                                                                     ==================== ===================
Earnings per share
   Basic                                                             $             0.05   $             0.69
                                                                     ==================== ===================
   Fully diluted                                                     $             0.05   $             0.45
                                                                     ==================== ===================

The accompanying notes are an integral part of these financial statements.

10
MDC 2003 Q1 Report


Consolidated Interim Statement of Cash Flows
(in thousands of Canadian dollars) (unaudited)

For the three months ended March 31,                                                 2003               2002
---------------------------------------------------------------------- ------------------- ------------------

Cash provided by (used in)
Operating activities
   Net income for the period                                           $            1,334  $          12,135
   Items not involving cash
      Net gain on asset dispositions and other charges                                 --            (9,544)
      Unrealized foreign exchange loss                                                 --                280
      Restructuring and other charges - paid                                        (452)            (2,754)
      Amortization                                                                  5,378              8,567
      Future income taxes                                                             306              1,858
      Interest capitalized                                                          1,440                 --
      Other                                                                         (173)                913
                                                                       ------------------- ------------------
                                                                                    7,833             11,455
   Changes in non-cash working capital                                            (7,323)            (5,687)
                                                                       ------------------- ------------------
Cash flows from operating activities                                                  510              5,768
                                                                       ------------------- ------------------

Investing activities
   Investments, acquisitions and dispositions, net                                (1,682)             13,494
   Capital assets, net                                                            (4,202)            (4,238)
   Other assets                                                                     (270)            (1,877)
                                                                       ------------------- ------------------
Cash flows from (used in) investing activities                                    (6,154)              7,379
                                                                       ------------------- ------------------

Financing activities
   Proceeds on issuance of long-term indebtedness                                     240              4,789
   Repayment of long-term indebtedness                                            (3,484)           (19,343)
                                                                       ------------------- ------------------
Cash flows used in financing activities                                           (3,244)           (14,554)
                                                                       ------------------- ------------------
Foreign exchange gain (loss) on cash held                                         (2,619)                115
   in foreign currencies
                                                                       ------------------- ------------------
Decrease in cash and cash equivalents during the period                          (11,507)            (1,292)
Cash and cash equivalents, beginning of period                                     59,615             59,301
                                                                       ------------------- ------------------
Cash and cash equivalents, end of period                               $           48,108  $          58,009
                                                                       =================== ==================

The accompanying notes are an integral part of these financial statements.

                                                                              11
                                                              MDC 2003 Q1 Report

         Notes to Consolidated Interim Financial Statements
         March 31, 2003 (in thousands of Canadian dollars, except per share amounts) (unaudited)

1.  Significant Accounting Policies
The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements, and therefore they should be read in conjunction with the Company's audited annual financial statements for the year ended December 31, 2002. The significant accounting policies follow that of the most recently reported annual financial statements, except for the following:

Impairment of Long-lived Assets
Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the impairment of long-lived assets. These standards require that an impairment loss be recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

Goodwill and Other Intangibles
Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed in the second quarter of 2002, and as a result, a transitional impairment loss of $99,513 (net of income tax recovery of $16,000) was charged to opening retained earnings. The comparative quarterly results have been restated to reflect this charge effective January 1, 2002.

2.  Accounting Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

3.  Interest in Jointly Controlled Entity
The Company accounts for its 49% interest in Crispin Porter + Bogusky LLC, a jointly controlled entity, using the proportionate consolidation method. The following is the


12
MDC 2003 Q1 Report

Company's proportionate share of the major components of the financial statements of the jointly controlled entity as at and for the three months ended March 31:

                                                                                    2003                2002
--------------------------------------------------------------------- ------------------- -------------------

Balance Sheet
   Current assets                                                     $        21,672     $       12,113
   Long-term assets                                                             1,180                585
   Current liabilities                                                        (21,249)           (11,690)

Statement of Operations
   Sales                                                              $         4,092     $        2,527
   Expenses                                                                     2,900              2,108
                                                                      ------------------- -------------------
   Net income                                                         $         1,192     $          419
                                                                      =================== ===================

Statement of Cash Flows Cash provided by (used in):
   Operating activities                                               $           159     $          666
   Investing activities                                                          (760)               (43)
   Financing activities                                                            --               (169)

4.  Share Capital
Share option transactions during the period ended March 31, 2003 are summarized as follows:


                                                Options Outstanding                      Options Exercisable
--------------------------------------- ------------------------------------- -------------------------------
                                         Weighted Average   Weighted Average
                                              Number             Price              Number          Price per
                                           Outstanding         per Share         Outstanding          Share

Balance, beginning of period                    2,249,628  $       10.17          1,353,344         $   12.03
Expired and cancelled                            (57,810)          10.52
                                        ------------------ --------------  ----------------  ----------------
Balance, end of period                          2,191,818  $       10.16          1,348,402         $   12.10
                                        ================== ==============  ================  ================

Share options outstanding as at March 31, 2003 are summarized as follows:

                                                   Options Outstanding                   Options Exercisable
---------------------------- ---------------- --------------- --------------- ----------------- -------------
                                                   Weighted       Weighted                         Weighted
                   Range of                         Average       Average                           Average
                   Exercise      Number          Contractual       Price            Number        Price per
                     Prices    Outstanding           Life        per Share       Exercisable         Share
            $ 3.86 - $ 6.00        805,000            4.5      $    5.32           166,000       $    5.27
             $ 6.01 -$10.00        294,500            0.9      $    9.71           268,900       $    9.91
            $10.01 - $12.00        292,001            2.2      $   10.88           197,101       $   10.92
            $12.01 - $14.25        457,483            0.5      $   13.75           442,133       $   13.76
            $14.26 - $18.00        342,834            1.3      $   16.55           274,268       $   16.55

                                                                              13
                                                              MDC 2003 Q1 Report

The Company records no compensation expense when options are issued to employees, but provides pro forma information for options granted after January 1, 2002. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; expected volatility of 40%; expected option life of five years; and no dividend payment. Had compensation expense been recorded for employee stock option grants, the resulting pro forma net earning and earnings per share would be as follows:


For the three months ended March 31,                                                  2003              2002
------------------------------------------------------------------------ ------------------ -----------------

Pro forma net income                                                     $         1,236    $         12,135
                                                                         ================= =================
Pro forma earnings per share
   Basic                                                                 $          0.05    $           0.69
                                                                         ================= =================
   Fully diluted                                                         $          0.05    $           0.45
                                                                         ================= =================

5.  Segmented Information
Based on the Company's internal management structure, the Company's continuing operations are in primarily two business segments - Secure Transactions and Marketing Communications through Maxxcom Inc. Secure Transactions operations provide security products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone and smart cards; secure ticketing products such as airline, transit and event tickets; and stamps, both postal and excise. Maxxcom provides a comprehensive range of communication services which include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing.


For the three months ended March 31, 2003                             Secure         Maxxcom           Total
                                                                Transactions
----------------------------------------------------------- ----------------- --------------- ---------------

Earnings
Sales                                                       $        66,236   $      143,522  $      209,758
                                                            ================= =============== ===============
Operating income before other charges                       $         7,876   $        5,159  $       13,035
                                                            ----------------- --------------- ---------------
   Amortization                                                      (2,560)          (2,818)         (5,378)
   Interest, net                                                     (3,720)          (1,958)         (5,678)
                                                            ----------------- --------------- ---------------
                                                                     (6,280)          (4,776)        (11,056)
                                                            ----------------- --------------- ---------------
Income before income taxes and                                         1,596             383           1,979
   minority interest
   Income taxes                                                          339             297             636
                                                            ----------------- --------------- ---------------
Income before minority interest                                        1,257              86           1,343
   Minority interest                                                       9              --               9
                                                            ----------------- --------------- ---------------
Net income for the period                                   $          1,248   $          86  $        1,334
                                                            ================= =============== ===============

Total assets                                                $       272,443    $     295,522  $      567,965
                                                            ================= =============== ===============


14
MDC 2003 Q1 Report

For the three months ended March 31, 2002                            Secure           Maxxcom          Total
                                                               Transactions
---------------------------------------------------------- ----------------- ----------------- --------------

Earnings
Sales                                                      $       130,968   $       140,337   $     271,305
                                                           ================= ================= ==============
Operating income before other                              $        24,331   $         5,574   $      29,905
   income (charges)
                                                           ----------------- ----------------- --------------
   Net gain on asset dispositions and other charges                  9,544                --           9,544
   Unrealized foreign exchange loss                                   (280)                --           (280)
   Amortization                                                     (5,840)           (2,727)         (8,567)
   Interest, net                                                    (8,057)           (2,100)        (10,157)
                                                           ----------------- ----------------- --------------
                                                                    (4,633)           (4,827)         (9,460)
                                                           ----------------- ----------------- --------------
Income before income taxes and minority interest                    19,698               747          20,445
   Income taxes (recovery)                                           4,693               (62)          4,631
                                                           ----------------- ----------------- --------------
Income before minority interest                                     15,005               809          15,814
   Minority interest                                                 3,679                --           3,679
                                                           ----------------- ----------------- --------------
Net income for the period                                  $        11,326   $           809   $      12,135
                                                           ================= ================= ==============
Total assets                                               $       484,685   $       312,247   $     796,932
                                                           ================= ================= ==============


For the three months ended March 31,                                                     2003            2002
---------------------------------------------------------------------------- ----------------- ---------------

Geographic Information
Sales
Canada                                                                       $        51,397   $      111,809
United States                                                                         149,623         145,224
Other countries                                                                         8,738          14,272
                                                                             ----------------- ---------------
Total                                                                        $       209,758   $      271,305
                                                                             ================= ===============

Capital Assets and Goodwill
Canada                                                                       $        80,259   $      193,768
United States                                                                         241,719         241,484
Other countries                                                                        18,600          17,710
                                                                             ----------------- ---------------
Total                                                                        $       340,578   $      452,962
                                                                             ================= ===============


                                                                              15
                                                              MDC 2003 Q1 Report

         Shareholder Information


Legal Counsel
Canada
Fogler, Rubinoff
Toronto, Ontario

USA
Simpson Thacher & Bartlett
New York, New York

Skadden Arps Slate Meagher & Flom New York, New York

Auditors
BDO Dunwoody LLP

Bankers
The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Nova Scotia

Transfer Agent
CIBC Mellon Trust Company
CIBC Mellon Trust Company operates a telephone information inquiry line that can be reached by dialing toll-free 1-800-387-0825 or (416) 643-5500.

Correspondence may be addressed to: MDC Corporation Inc.
c/o CIBC Mellon Trust Company
      Corporate Trust Services
      P.O. Box 7010
      Adelaide Street Postal Station
      Toronto, Ontario M5G 2M7




Investor Relations
For Investor Relations information please call Stephanie Ivy,
Vice-President, Finance (416) 960-9000 ext. 296

Stock Exchange Listing
The Class A shares of the Company are listed on the Toronto Stock Exchange and on the NASDAQ National Market in the United States.

The Toronto Stock Exchange Trading Symbol
MDZ.A

NASDAQ National Market
MDCA

16
MDC 2003 Q1 Report

MDC is a publicly traded international business services organization with operating units in Canada, the United States, the United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone and smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.









MDC
CORPORATION INC.

               45 Hazelton Avenue
               Toronto, Ontario
               Canada M5R 2E3

               Phone: (416) 960-9000
               Fax: (416) 960-9555

               www.mdccorp.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MDC CORPORATION INC.
                                      -----------------------------------------
                                                     (Registrant)

Date:    June 6, 2003                 By:          /s/ Walter Campbell
         ------------------------             ---------------------------------
                                                        (Signature)
                                              Walter Campbell
                                              Senior Vice President Finance